7015 Albert Einstein Drive
Columbia, Maryland 21046
Phone: 443.545.1800
Fax: 443.545.1701

www.Osiris.com

November 17, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

ATTN:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010

Re:	Osiris Therapeutics, Inc. (the “Company”)
Form 10-K for the Year December 31, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-32966

Dear Mr. Rosenberg:

This letter responds to Staff’s comment letter dated November 10, 2008 regarding the Company’s Form 10-K for the Year December 31, 2007 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.  For your convenience, the Staff’s comments have been reproduced, followed by the Company’s response to such comments.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Notes to Unaudited Condensed Financial Statements

2. Significant Accounting Policies and Recent Accounting Pronouncements Investments Available for Sale, page 7

1.               You disclose that investments available for sale consist primarily of student loan auction rate securities that are presently illiquid. Please tell us why these investments are classified as current assets.

RESPONSE:  In the Summary of Significant Accounting Policies note under the heading Investments Available for Sale, we stated:

“Our investments available for sale at June 30, 2008 consist of investment grade student loan auction rate certificates that are presently illiquid at par value. The collateral for these securities is guaranteed by agencies of the United States; however, because of the current turmoil in the credit markets, these securities cannot presently be sold at par value.”

The securities were immediately saleable, but at a discount from their par value.  We recognized this temporary impairment in the current value of these securities by recording an Unrealized Loss on Investments Available for Sale as a component of our Accumulated Other Comprehensive Loss at June 30, 2008.  The amount of the Unrealized Loss on Investments Available for Sale represented the approximate liquidation value at that time.  We did not mean to imply that the securities themselves were wholly illiquid at any price, but rather the liquidity concerns of the market resulted in the decline in the fair value of the securities, i.e. that they were “illiquid at par.” We believe that if needed, we could have sold these securities at their respective carrying values.  Accordingly, we believe it is appropriate to classify these securities as Current Assets.   We have subsequently received notice from the investment banks which originally sold us these securities, that they will be repurchasing the securities from us at par in November 2008 and January 2009.

3. Discontinued Operations & Subsequent Event, page 9

2.               In light of the Manufacturing Agreement with NuVasive, Inc. in which you may record revenue of up to approximately $52 million, please tell us how you determined that you do not have continuing involvement in the component disposed. Please see EITF Issue No. 03-13, including Exhibit 03-13A and Example 7.

RESPONSE: We reviewed EITF Issue No. 03-13 as part of our decision to account for the sale of our Osteocel® business as discontinued operations.  Paragraph 1 of the EITF (which is paragraph 42 of SFAS 144) states that:

“The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.” (Emphasis Added)

The sale of our Osteocel® business unit will be completed in two closings:  the “Technology Assets Closing,” which occurred on July 24, 2008; and the “Manufacturing Assets Closing” which is scheduled to occur no later than eighteen months thereafter.  It is important to note that the disposal transaction is not considered complete until after the “Manufacturing Assets Closing.”  Upon the “Technology Assets Closing”, all right, title and interest to the intellectual property, proprietary manufacturing processes and other Osteocel business assets was transferred by bill of sale to NuVasive.  We will continue to manufacture Osteocel, only until the occurrence of the “Manufacturing Assets Closing”, and only for the exclusive sale, at specified and concessionary pricing to, NuVasive while NuVasive develops the specialized expertise requisite for the manufacture of Osteocel on its own in strict adherence to FDA mandated current Good Tissue Practice, or cGTP, regulations.  During this time period we will no longer have any responsibilities for the marketing or promotion, distribution, end-user pricing, or development activities of Osteocel.  Upon the completion of the “Manufacturing Assets Closing” (at which assets, including equipment, raw materials and facilities, relating to the continued manufacturing of Osteocel will be transferred to NuVasive), we will have no continuing involvement in the disposed component and will have exited the biologics tissue business entirely.  Accordingly, as a result of the sale of this segment of our business, the Osteocel operations and cash flow will be eliminated from our ongoing operations and we will not have any continuing involvement in the operations of Osteocel subsequent to the completion of the “Manufacturing Assets Closing”.

In relation to Exhibit 03-13A of the EITF we would answer the first question in the decision tree, “Are continuing cash flows expected to be generated?” as “yes.” We would answer to the second question, “Do the continuing cash flows result from a continuation of activities” as “no,” because subsequent to the completion of the sale of the Osteocel business unit (18 months or less), there will not be any continuing cash flows. The answer to the third question along this branch of the decision tree “Is there significant continuing involvement in the operations of the disposed component?” is also “no,” because there will be no involvement subsequent to the completion of the sale of the Osteocel business unit (eighteen (18) months or less).

We also reviewed the Example 7 in EITF 03-13 and have concluded that our situation is different than the Example in that we will have no ongoing cash flow and we will have no further involvement with the disposed segment after the sale is completed.  In Example 7 revenue generating activity with the retail stores will continue subsequent to the completion of the sale of the company-owned stores, indefinitely.  Upon completion of the sale of the Osteocel business unit at the Manufacturing Assets Closing to occur within eighteen (18) months, we will not have any revenue generating activity related to that business unit.

Based upon this evaluation, we concluded that classification of revenues received and expenses incurred on sales of Osteocel as a discontinued operation, is appropriate.  The facts presented above support our conclusion that we will have no continuing involvement upon completion of the disposal transaction.

With respect to the filings which are the subject of the comments set forth in this comment response letter, the Company acknowledges to the United States Securities and Exchange Commission that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact either of the undersigned, Philip R. Jacoby, Jr., our Principal Accounting Officer, at 443-545-1819, or Richard W. Hunt, our Chief Financial Officer, at 443-545-1808 if you have any questions regarding our responses to the comments.

Sincerely,

/s/ RICHARD W. HUNT
Richard W. Hunt
Chief Financial Officer

/s/ PHILIP R. JACOBY, JR.
Philip R. Jacoby, Jr.
Vice President of Finance (Principal Accounting Officer)